UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75689M101

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

745 Boylston Street, 3rd Floor

Boston, Massachusetts 02116

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		101,384
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

101,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		581,374*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

581,374*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

*Includes 12,000 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		184,668*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

184,668*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

184,668*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

PN

*Includes 100,000 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		101,384
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

101,384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		581,374*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

581,374*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

*Includes 12,000 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

6

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		184,668*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

184,668*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

184,668*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

OO

*Includes 100,000 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

7

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		867,426*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

867,426*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

867,426*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IA

*Includes 112,000 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

8

CUSIP No. 75689M101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		867,426*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

867,426*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

867,426*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

*Includes 112,000 shares of Common Stock underlying call options currently exercisable as further described in Item 6.

9

CUSIP No. 75689M101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6312 S. Fiddler’s Green Circle, Suite 200 N, Greenwood Village, CO 80111.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iii)	VIEX Special Opportunities Fund III, LP (“VSO III”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iv)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;
(v)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;
(vi)	VIEX Special Opportunities GP III, LLC (“VSO GP III”), a Delaware limited liability company, as the general partner of VSO III;
(vii)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One, VSO II and VSO III; and
(viii)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, VSO GP III, and VIEX Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 745 Boylston Street, 3rd Floor, Boston, Massachusetts 02116.

10

CUSIP No. 75689M101

(c)       The principal business of Series One, VSO II and VSO III is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VSO GP III is acting as the general partner of VSO III. The principal business of VIEX Capital is serving as the investment manager to Series One, VSO II and VSO III. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II, VSO GP III and VIEX Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Series One, VSO II, VSO III, VIEX GP, VSO GP II, VSO GP III and VIEX Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 101,384 Shares beneficially owned by Series One is approximately $3,285,595, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 569,374 Shares beneficially owned by VSO II is approximately $17,435,930, including brokerage commissions. The aggregate purchase price of the 12,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $13,890, including brokerage commissions.

The Shares purchased by VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 84,668 Shares beneficially owned by VSO III is approximately $2,544,973, including brokerage commissions. The aggregate purchase price of the 100,000 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO III is approximately $916,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

11

CUSIP No. 75689M101

The Reporting Persons are disappointed that the Issuer has failed to disclose a strategic plan for the Issuer to generate greater value for shareholders following its rejection of a credible bid to acquire the Issuer several months ago for $40 per share. The Reporting Persons are also concerned with the Issuer’s decision to adopt a poison pill and hire expensive defense counsel following this unsolicited bid without detailing a plan forward for the Issuer to operate as a standalone company. The Issuer is operating in a consolidating industry where transactions have occurred at very healthy multiples. Accordingly, the Reporting Persons question whether these defensive measures are truly in the best interest of all shareholders and the best use of shareholder capital. The Reporting Persons have had discussions with management and members of the Issuer’s board of directors (the “Board”) regarding these concerns and others.

The Reporting Persons desire to acquire more than 10% of the outstanding stock and intend to engage in further discussions with the Board to obtain a waiver of the Issuer’s poison pill.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,939,670 Shares outstanding, which is the total number of Shares outstanding as of November 4, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2019.

A.	Series One
(a)	As of the close of business on December 27, 2019, Series One beneficially owned 101,384 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 101,384
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 101,384
(c)	The transactions in the securities of the Issuer by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP No. 75689M101

B.	VSO II
(a)	As of the close of business on December 27, 2019, VSO II beneficially owned 581,374 Shares, including 12,000 Shares underlying call options currently exercisable.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 581,374
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 581,374
(c)	The transactions in the securities of the Issuer by VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	VSO III
(a)	As of the close of business on December 27, 2019, VSO III beneficially owned 184,668 Shares, including 100,000 Shares underlying call options currently exercisable.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 184,668
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 184,668
(c)	The transactions in the securities of the Issuer by VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 101,384 Shares beneficially owned by Series One.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 101,384
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 101,384
(c)	VIEX GP has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP No. 75689M101

E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 581,374 Shares beneficially owned by VSO II, including 12,000 Shares underlying call options currently exercisable.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 581,374
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 581,374
(c)	VSO GP II has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of VSO II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	VSO GP III
(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 184,668 Shares beneficially owned by VSO III, including 100,000 Shares underlying call options currently exercisable.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 184,668
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 184,668
(c)	VSO GP III has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference
G.	VIEX Capital
(a)	VIEX Capital, as the investment manager to Series One, VSO II and VSO III, may be deemed the beneficial owner of the (i) 101,384 Shares beneficially owned by Series One, (ii) 581,374 Shares beneficially owned by VSO II, including 12,000 Shares underlying call options currently exercisable and (iii) 184,668 Shares beneficially owned by VSO III, including 100,000 Shares underlying call options currently exercisable.

Percentage: Approximately 6.7%

14

CUSIP No. 75689M101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 867,426
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 867,426
(c)	VIEX Capital has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of each of Series One, VSO II and VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
H.	Eric Singer
(a)	Mr. Singer, as the managing member of each of VIEX GP, VSO GP II, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 101,384 Shares beneficially owned by Series One, (ii) 581,374 Shares beneficially owned by VSO II, including 12,000 Shares underlying call options currently exercisable and (iii) 184,668 Shares beneficially owned by VSO III, including 100,000 Shares underlying call options currently exercisable.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 867,426
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 867,426
(c)	Mr. Singer has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of each of Series One, VSO II and VSO III during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
15

CUSIP No. 75689M101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

VSO II has purchased in the over-the-counter market American-style call options referencing an aggregate of 10,000 Shares, which have an exercise price of $40.00 and expire on March 20, 2020.

VSO II has purchased in the over-the-counter market American-style call options referencing an aggregate of 2,000 Shares, which have an exercise price of $40.00 and expire on January 15, 2021.

VSO III has purchased in the over-the-counter market American-style call options referencing an aggregate of 50,000 Shares, which have an exercise price of $25.00 and expire on June 19, 2020, as further detailed on Schedule A hereto, which is incorporated by reference herein.

VSO III has purchased in the over-the-counter market American-style call options referencing an aggregate of 50,000 Shares, which have an exercise price of $22.50 and expire on January 15, 2021, as further detailed on Schedule A hereto, which is incorporated by reference herein.

On December 30, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX Special Opportunities Fund III, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer, dated December 30, 2019.

16

CUSIP No. 75689M101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

17

CUSIP No. 75689M101

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

18

CUSIP No. 75689M101

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Delivery of Common Stock Upon Assignment of December 20, 2019 Put Option ($35.00 Strike Price)	100	35.0000	12/20/2019

CUSIP No. 75689M101

VIEX special opportunities fund ii, LP

Sale of Common Stock	(5,558)	32.1710	11/04/2019
Sale of Common Stock	(27,097)	32.1148	11/04/2019
Sale of Common Stock	(15,303)	32.5967	11/05/2019
Sale of Common Stock	(20,500)	32.5893	11/05/2019
Delivery of Common Stock Upon Assignment of December 20, 2019 Put Option ($35.00 Strike Price)	100	35.0000	11/07/2019
Purchase of Common Stock	83,227	27.0261	11/07/2019
Delivery of Common Stock Upon Assignment of December 20, 2019 Put Option ($35.00 Strike Price)	13,800	35.0000	11/08/2019
Purchase of Common Stock	34,809	26.6433	11/11/2019
Delivery of Common Stock Upon Assignment of December 20, 2019 Put Option ($35.00 Strike Price)	25,700	35.0000	11/12/2019
Purchase of Common Stock	35,000	26.2604	11/12/2019
Delivery of Common Stock Upon Assignment of December 20, 2019 Put Option ($35.00 Strike Price)	30,300	35.0000	11/13/2019
Purchase of Common Stock	10,000	25.9640	11/13/2019
Purchase of Common Stock	5,046	26.2252	11/14/2019
Delivery of Common Stock Upon Assignment of December 20, 2019 Put Option ($35.00 Strike Price)	500	35.0000	11/22/2019
Purchase of Common Stock	25,000	26.8950	11/27/2019
Delivery of Common Stock Upon Assignment of December 20, 2019 Put Option ($35.00 Strike Price)	104,600	35.0000	12/20/2019

CUSIP No. 75689M101

VIEX special opportunities fund iIi, LP

Purchase of Common Stock	32,619	29.9191	12/19/2019
Purchase of Common Stock	41,555	30.1127	12/20/2019
Purchase of Common Stock	10,494	30.1919	12/20/2019
Purchase of June 2020 Call Option ($25.00 Strike Price)[1]	50,000	7.3000	12/27/2019
Purchase of January 2021 Call Option ($22.50 Strike Price)[2]	50,000	11.0000	12/27/2019

___________________________

1	Represents Shares underlying American-style call options purchased in the over-the-counter market. These call options expire on June 19, 2020.
2	Represents Shares underlying American-style call options purchased in the over-the-counter market. These call options expire on January 15, 2021.